The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN 13 AM 11:47

02034812

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

29th May, 2002.

SUPPL

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 27th May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 29th May 2002 confirming that Mr Roger Faxon, a Director of the Company, had been granted as of 28th May 2002, under the EMI Group 1995 Executive Share Option Scheme, an option over 250,000 EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/14

Company Announcements Office,
London Stock Exchange.

29th May, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that, further to the announcements made on 5th February 2002 relating to his appointment as Group Chief Financial Officer and in accordance with the terms of his employment agreement, Mr Roger Faxon, an Executive Director of EMI Group plc, has been granted as of 28th May 2002, under the EMI Group 1995 Executive Share Option Scheme, an option over 250,000 EMI Group plc Ordinary Shares of 14p each at an exercise price of 267.25p. The option granted to Mr Faxon as of yesterday may not, under the current rules of the Option Scheme, be exercised earlier than three years after the date of grant and may not ordinarily then be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary